SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2005	Commission File Number: 001-14460

AGRIUM INC.

(Name of registrant)

13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
EXHIBIT INDEX
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: February 7, 2005	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 05-003 dated February 7, 2005

NEWS RELEASE Agrium takes steps to expand Smart Nitrogen product ESN®	05-003
Date: February 7, 2005

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today plans to proceed with detailed engineering on a proposed expansion of its controlled release urea fertilizer product “ESN®” at the Carseland, Alberta nitrogen facility in response to overwhelming demand. The proposed expansion would increase ESN® coating capability from 30,000 to 150,000 tonnes of product per year. Should the project proceed to construction, the additional product would be available in the market as early as January 2006.

Research at U.S. Universities over the past two-year introductory phase, combined with numerous grower trials, support ESN®’s position as an effective, efficient, easy and environmentally smart alternative to conventional nitrogen fertilizers.

ESN®, or Smart Nitrogen, has a unique semi-permeable polymer coating that allows water to enter the urea granule and dissolve the nitrogen. The nitrogen release rate is controlled by soil temperature, which similarly determines plant growth and nutrient demand. Therefore, ESN® technology provides for a better matching of nutrient availability in the soil with plant nutrient requirements. The result is increased productivity per pound of nitrogen, providing an economic advantage for growers, while reducing nitrogen loss to the environment.

Agrium has been recognized for our controlled release program on a number of fronts. ESN® was awarded both Farm Industry News’s FinOvation Award for the top product in the Crop Chemicals category as well as was named one of the Top 10 New Technologies by the Canadian Association of Agricultural Retailers. Additionally, the Government of Canada, through the Environmental Technology Assessment for Agriculture (ETAA) program, awarded Agrium with a $500,000 (Canadian) grant to fund research on controlled release fertilizers such as ESN® and controlled release phosphates over the next three years. The ETAA program identifies and assesses technologies to advance beneficial management practices on the farm.

“We are pleased to have received recognition on a number of fronts for ESN® however, the response we have received from our customers is the most rewarding,” said Mike Wilson, Agrium’s President and CEO. “We are proceeding with the further development of this project due to the exceptional demand from our customers, and because it will add value for our shareholders.”

Agrium will continue to market ESN® primarily in the Corn Belt region of the Mid-Western United States where demand for this value-added product continues to grow. ESN® is an exciting new technology which is demonstrating to growers a new and better way to manage their nitrogen programs. Our patented polymer technology is also expected to bring value to other crops and Agrium is working with researchers, retailers and growers on a trial basis to further expand its use.

For more information, including the results of field trials, visit our website: www.agrium.com.

ESN® is a registered trademark of Agrium Inc

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate, potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.